CONFIDENTIAL

August 13, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Division of International Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: District Metals Corp.
Draft Registration Statement on Form 20-F
Submitted August 13, 2021

Dear Sirs and Madams:

This letter is to inform the staff (the "Staff") of the Division of International Corporation Finance of the Securities and Exchange Commission (the "SEC") that District Metals Corp. (the "Company") is submitting a draft registration on Form 20-F (the "Registration Statement") pursuant to Section 12(g) of the Securities Exchange Act of 1934 via EDGAR to the SEC for confidential non-public review.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 60 days prior to the anticipated date of effectiveness for the Registration Statement. The Company also intends to provide updated financial statements in its public filing of the Registration Statement.

In addition, the Company has made its best attempt to Edgarize Exhibits 1.1, 1.2 and 1.3 but may have been unable to properly format these exhibits due to the nature of the original documents. The Company is happy to provide and/or file a scan of the original paper documents as an unofficial version and to provide a hard copy of any of these exhibits to the Staff.

Thank you for your review of the Registration Statement. If you should have any questions regarding the Registration Statement or this letter, please do not hesitate to contact the undersigned at (604) 288-4430, or Christopher Doerksen or Nicole Strydom of Dorsey & Whitney LLP, our outside legal counsel at (206) 903-8856 or (612) 492-6214, respectively.

Sincerely, District Metals Corp. /s/ Marlis Yassin Marlis Yassin Chief Financial Officer

cc: Christopher Doerksen, Dorsey & Whitney LLP

 Nicole Strydom, Dorsey & Whitney LLP